          THIS DOCUMENT IS A CONFIRMING COPY OF THE FORM 11-K PREVIOUSLY FILED ON JUNE 30, 1995 PURSUANT TO A RULE 201 TEMPORARY
          HARDSHIP EXEMPTION


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549








                                FORM 11-K


    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934



       For the fiscal year ended December 31, 1994

       Commission File Number: 1-2227

       A.  Full title of the plan:

           Crown Cork & Seal Company, Inc.
           Retirement Thrift Plan

       B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:



                  CROWN CORK & SEAL COMPANY, INC.
                        9300 ASHTON ROAD
                     PHILADELPHIA, PA  19136

















                                INDEX



                                                              Pages


    Signatures                                                  3

    Report of Independent Accountants                           6

    Audited Plan Financial Statements and Schedules
     Prepared in Accordance with the Financial Requirements
     of ERISA                                                7 to 13

   Exhibit 23 - Consent of Independent Accountants             14



































                                SIGNATURES




    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                             Crown Cork & Seal Company, Inc.
                                             Retirement Thrift Plan






    Date: June 29, 1995                     By: James T. Malec
                                                Member, Benefit Plan Committee
































 Crown Cork & Seal
 Company, Inc.
 Retirement Thrift Plan
 Financial Statements
 and Additional Information
 December 31, 1994













































Crown Cork & Seal Company, Inc.
Financial Statements and Additional Information
December 31, 1994

                                                                      Page(s)

Report of Independent Accountants                                        1

Statement of Net Assets Available for Plan Benefits                      2

Statement of Changes in Net Assets Available for
         Plan Benefits, with Fund Information                            3

Notes to Financial Statements                                          4 - 6


Schedule I - Schedule of Assets Held for Investment
         Purposes at December 31, 1994                                   7

Schedule II - Schedule of Reportable Transactions (Transaction or Series of Transactions) for the Year Ended December 31, 1994
         in Excess of 5% of Plan Assets                                  8






Note: Other ERISA schedules are not presented because they are not applicable.









                     Report of Independent Accountants



To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits, present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") at December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each
fund.   Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
May 19, 1995



Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Net Assets Available for Plan Benefits
For the Years Ended December 31, 1994 and 1993



                                                 1994              1993

Investments at fair value:
 Travelers:
   Fixed Income Fund *                        $ 6,290,947        $4,246,764
   Large Cap Index Fund                                             539,756
   Company Stock Fund *                         1,022,161           337,142
    Vanguard:
    Balanced Index Fund                           287,590
    Explorer Fund                                 157,872
    Index 500 Fund *                            1,861,786
    International Growth Fund                     147,083
    Total Bond Market Fund                         36,989

   Total investments                            9,804,428         5,123,662

Cash                                                                    190
Employer contributions receivable                  68,763             5,485
Employee contributions receivable                 250,908           189,434

Net assets available for plan benefits        $10,124,099        $5,318,771








* Represents more than 5% of net assets available for plan benefits at December 31, 1994.




The accompanying notes are an integral part of these financial statements.





Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
For the Year Ended December 31, 1994


                                                         Fund Information

                                         Travelers                                          Vanguard

                              Fixed     Large       Company    Balanced                          International Total Bond
                             Income    Cap Index    Stock       Index     Explorer    Index 500    Growth      Market
                              Fund       Fund       Fund        Fund       Fund         Fund       Fund        Fund        Total

Income:

Contributions
 Employer                 $   97,809   $    203  $   175,354    $ 47,509   $ 63,873   $    57,881  $ 53,927  $24,275   $  520,831
 Participants              1,200,080    209,029      587,792      33,523     54,696       815,679    59,383   16,477    2,976,659
Investment income (loss)     291,765    (30,545)         122       4,585      8,467        41,497     1,810      512      318,393
Net depreciation                  (3)                (38,822)     (5,088)    (4,003)       (8,624)   (4,877)    (316)     (61,733)

Expenses:

Distributions to
 participants               (411,334)      (719)     (33,948)     (3,142)      (528)      (34,724)     (307)             (484,702)
Administrative expense        (8,367)       (91)      (1,355)        (43)      (119)       (2,491)     (107)     (17)     (12,590)
Interfund transfersin/(out)  (79,258)  (780,827)      (1,287)      6,074     59,607       735,656    57,299    2,736            0
Transfers from other plans   979,249                             217,612                  351,609                       1,548,470

Increase (decrease) in
 net assets                2,069,941   (602,850)     687,856     301,030    182,173     1,956,483   167,128   43,667    4,805,328
Net assets available
 for plan benefits:
   Beginning of year       4,332,430    602,950      383,391           0          0             0         0        0    5,318,771

   End of Year            $6,402,371   $      0   $1,071,247    $301,030   $182,173    $1,956,483  $167,128  $43,667  $10,124,099

Net asset value per unit
 at December 31, 1994                             $    37.35    $  10.34   $  42.86    $    42.97  $  13.43  $  9.17


 The accompanying notes are an integral part of these financial statements.


 Crown Cork & Seal Company, Inc.
 Retirement Thrift Plan
 Notes to Financial Statements
 December 31, 1994


 1.    Summary of Significant Accounting Policies

The Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") was initiated in 1992 and maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investment income earned, but not received, is accrued. The assets of the Plan, with the exception of the Fixed Income Fund, are stated at fair value. The Fixed Income Fund guaranteed investment contract (GIC) is stated at cost plus accrued interest, using the contracted interest rate. Investments in securities listed on a national exchange are valued on the basis of year-end closing prices.

2.    Description of Plan

General. The following provides a general description of the Plan. Participants should refer to their summary plan description for more detail.

The Plan is a voluntary defined contribution plan which is designed to provide a convenient method by which eligible employees may save regularly through salary elections. Participation in the Plan is determined by agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown
Cork & Seal Company, Inc. Benefit Plans Committee.

The Plan was amended during 1993 to provide certain employees the opportunity to purchase Company stock on the last business day of each month, at a purchase price equal to the month end closing price.

Investments. The following investment funds have been established for the investment of employee savings and company contributions. The nature of the investments maintained in each fund is described below:

  Fixed Income Fund     Guaranteed insurance contracts with Travelers Insurance
                        Company ("Travelers") which provide for the return of principal in full plus the payment of interest at certain minimum annual interest rates through 1998.

  Large Cap Index Fund  Funds invested in a pooled common stock account designed to approximate the performance of The Standard and Poor's 500 Stock Index, offered through Travelers.
                        As of March 31, 1994, these funds were transferred to similar mutual funds at Vanguard.



Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1994


   Company Stock Fund - Common stock of Crown Cork and Seal Company, Inc.

   Vanguard Funds  -    Balanced Index Fund - invests primarily in a portfolio
                        of common stocks and bonds attempting to match the investment performance of the Wilshire 5000 Index and the Lehman Brothers Aggregate Bond Index.

                        Explorer Fund - seeks to provide long-term growth in capital investing primarily in equity securities of small companies deemed to have favorable prospects for growth in market value.

                        Index 500 Fund - seeks to match the investment performance of the Standard & Poor's 500 Composite Stock Price Index, an index emphasizing large-cap stocks.

                        International Growth Fund - seeks to provide long-term capital appreciation by investing primarily in equity securities of companies based outside of the United States.

                        Total Bond Market Fund - seeks to match the investment performance of Lehman Brothers Aggregate Bond Index, a broad market weighted index which encompasses
                        U.S. Treasury and agency securities, corporate investments, graded bonds and mortgage backed securities.

Contributions. Participants may elect to make basic and supplemental contributions (where permitted) each pay period and basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. Certain participants receive fixed contributions from the Company at varying rates. Company contributions vest to the participant at various rates as required by the Tax Reform Act of 1986. Upon retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant automatically becomes fully vested in the Company contributions.

Any forfeitures arising under the Plan are used to reduce the Company's required contributions.


Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1994


Distributions. Distributions to participants are generally paid only in a lump sum. Certain participants have the option of being paid in a lump sum or through certain monthly annuity installments.

Changes to or Termination of the Plan. The Company reserves the right to amend or modify any of the provisions of the Plan in any respect retroactively in order to qualify or maintain the Plan and the fund as a plan and trust meeting the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) or any other applicable legislation. The Plan is subject to the provisions of ERISA.

Subject to any contractual obligations, the Company may discontinue all contributions under the Plan or terminate the Plan at its discretion. If contributions discontinue or if the Plan is terminated, participant accounts shall become fully vested and all Plan assets will be used to provide the benefits payable to participants and their beneficiaries.

Plan Mergers. Effective April 1, 1994 and October 19, 1994 respectively, the net assets of the HV/Northern/Wissota Profit Sharing Plan of $748,976 and the Crawfordsville Employees' Savings Plan of $799,494 were merged into the Retirement Thrift Plan.

3.    Tax Status of the Plan

The Plan was amended and restated, effective January 1, 1994, to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA.

The Company has applied for a determination letter for the Plan from the IRS. The determination letter is subject to review by the IRS. The Committee anticipates receiving a favorable determination letter from the IRS, and accordingly, the Trust is not subject to federal or local income taxes.

4.    Trustees

Travelers served as the Trustee for the Fixed Income Fund and Large Cap Index Fund and Citibank served as Trustees for the Company Stock Fund through March 31, 1994. On April 1, 1994, all trustee and recordkeeping responsibilities were centralized and transferred to Vanguard.



Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Item 27a - Schedule of Assets held for Investment Purposes at December 31, 1994


                                                                    Current/
           Description                Number of Shares    Cost     Fair Value

Travelers:
 Fixed Income Fund
   Contract #GR-12265 - 6.45%, 7/1/98                  $6,290,947  $6,290,947*

Company Stock Fund                       113,573        1,014,794   1,022,161*

Vanguard:
 Balanced Index Fund                      27,813          292,631     287,590
 Explorer Fund                             3,683          161,530     157,872
 Index 500 Portfolio Fund                 43,328        1,863,343   1,861,786*
 International Growth Fund                10,952          151,912     147,083
 Total Bond Market Fund                    4,034           37,305      36,989

Total Investments at December 31, 1994                 $9,812,462  $9,804,428




* Represents more than 5% of net assets available for plan benefits at December 31, 1994.





Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Item 27d - Schedule of Reportable Transactions
(Transactions or Series of Transactions) in Excess of 5% of Plan Assets
For the Year Ended December 31, 1994)

                              Number of   Number    Aggregate       Aggregate        Cost       NetRealized
       Description            Purchases  of Sales  Purchase Price  Selling Price   of Assets   Gain or(Loss)

Company Stock Fund               13          18     $1,094,609       $60,495      $   60,131    $   364
Travelers:
 Fixed Income Fund               61          51      7,896,087     1,605,137       1,605,137          0
Vanguard:
 Balanced Index Fund             18           4        296,196         3,158           3,565       (407)
 Index 500 Portfolio             33          43      2,245,663       375,253         382,319     (7,066)





